FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2020

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ R SOTAMAA BY R SOTAMAA CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 10 August 2020

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to Euronext, Amsterdam dated 10 August 2020
Publication of Shareholder Documentation

Exhibit 99

Unification of Unilever's Corporate Structure - Publication of Shareholder Documentation and Change of Dividend Date

London/Rotterdam, 10 August 2020

On 11 June 2020, Unilever announced plans to unify its Group legal structure under a single parent company, Unilever PLC ("Unification"). Unilever has today published a circular to shareholders of Unilever NV and Unilever PLC (the "Circular") and expects to publish a prospectus for Unilever PLC (the "Prospectus") during the course of today.

The Circular contains further information on Unification, the common draft terms of merger and, among other things, the notices of meeting for an extraordinary general meeting of Unilever NV and shareholder meetings of Unilever PLC.

The Prospectus will be published upon receipt of approval from the UK Financial Conduct Authority ("FCA") and will relate to the proposed listing of new Unilever PLC Shares on the premium listing segment of the Official List and to trading on the main market of the London Stock Exchange and the admission of the Unilever PLC shares to listing and trading on Euronext in Amsterdam.

Shareholders of Unilever NV and Unilever PLC are encouraged to read the Circular and Prospectus in full.

Proposed timetable

The Unilever NV extraordinary general meeting will take place in Rotterdam on 21 September 2020. The Unilever PLC shareholder meetings will take place in London on 12 October 2020. Further information on these meetings is set out in the Circular.

Unification is expected to complete over the weekend of 21 and 22 November 2020, meaning that the expected last day of trading in Unilever NV shares (including Unilever NV shares in New York registry form) would be 20 November 2020.

In a change to the previously-published dates for the announcement and payment of dividends in 2020, Unilever PLC and Unilever NV now plan to announce the dividend on ordinary shares for Unilever N.V., Unilever PLC, NV New York Registry Shares and PLC ADRs in respect of Q3 2020 on 22 October 2020 and pay this dividend on 20 November 2020. The record date will be brought forward from 6 November 2020 to 30 October 2020, and hence the ex-dividend date will be brought forward from 5 November to 29 October 2020.

Availability of documentation

The Circular is available and on publication the Prospectus will be available, subject to applicable securities laws, on the Unilever website (www.unilever.com/unification/documents). A copy of the relevant documents will also be submitted to the National Storage Mechanism and will be available in due course at www.morningstar.co.uk/uk/NSM. A request will be made for the FCA to notify its approval of the Prospectus to the competent authority in the Netherlands, the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten, the AFM) in order for the Prospectus to be passported to the Netherlands.
Enquiries Unilever PLC Unilever House 100 Victoria Embankment London EC4Y 0DY United Kingdom	Unilever NV Weena 455 3013 AL Rotterdam The Netherlands

Media:   Media Relations team
UK       +44 78 2527 3767           lucila.zambrano@unilever.com
+44 77 7999 9683        JSibun@tulchangroup.com
NL       +31 10 217 4844            els-de.bruin@unilever.com
+31 62 375 8385          marlous-den.brieman@unilever.com

Investors:  Investor Relations team
+44 20 7822 6830        investor.relations@unilever.com

SAFE HARBOUR
This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the "Group" or "Unilever"). They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences. Unilever's ability to innovate and remain competitive. Unilever's investment choices in its portfolio management. the effect of climate change on Unilever's business. Unilever's ability to find sustainable solutions to its plastic packaging. significant changes or deterioration in customer relationships. the recruitment and retention of talented employees. disruptions in our supply chain and distribution. increases or volatility in the cost of raw materials and commodities. the production of safe and high quality products. secure and reliable IT infrastructure. execution of acquisitions, divestitures and business transformation projects. economic, social and political risks and natural disasters. financial risks. failure to meet high and ethical standards. and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the current COVID-19 pandemic. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission (the "SEC"), including in the Annual Report on Form 20-F 2019 and the Unilever Annual Report and Accounts 2019.

IMPORTANT INFORMATION

This communication is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the "Securities Act"), or an exemption therefrom. In connection with Unification, Unilever PLC expects to issue ordinary shares (including ordinary shares represented by American Depositary Shares) to security holders of Unilever N.V. in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. Unification has not been and will not be approved or disapproved by the SEC, nor has the SEC or any US state securities commission passed upon the merits or fairness of Unification. Any representation to the contrary is a criminal offence in the United States.

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

This communication does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase. It is not an advertisement and not a prospectus for the purposes of Regulation (EU) No. 2017/1129, as amended. Any purchase of securities of PLC should only be made on the basis of information that will be contained in the Prospectus. The Prospectus will contain detailed information about the Company and its management, as well as financial statements and other financial data. Once published, a copy of the Prospectus will be available on the website of the Company at www.unilever.com/unification/documents. It may be unlawful to distribute these materials in certain jurisdictions. References to information and/or documents that are available on the Unilever Group's website are included in this announcement as an aid to their location. Such information or the contents of any such documents are not incorporated by reference in, and do not form part of, this announcement.

Citigroup Global Markets Limited ("Citi") is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom. Deutsche Bank AG ("Deutsche Bank") is authorised under German Banking Law (competent authority: European Central Bank) and, in the United Kingdom, by the Prudential Regulation Authority. It is subject to supervision by the European Central Bank and by BaFin, Germany's Federal Financial Supervisory Authority, and is subject to limited regulation in the United Kingdom by the Prudential Regulation Authority and Financial Conduct Authority. Details about the extent of its authorisation and regulation by the Prudential Regulation Authority, and regulation by the Financial Conduct Authority are available on request or from www.db.com/en/content/eu_disclosures.html. UBS AG London Branch ("UBS") is authorised and regulated by the Financial Market Supervisory Authority in Switzerland. It is authorised by the Prudential Regulation Authority and subject to regulation by the Financial Conduct Authority and limited regulation by the Prudential Regulation Authority in the United Kingdom.

UBS, Deutsche Bank and Citi are acting exclusively for Unilever and no one else in connection with the matters referred to in this announcement. In connection with such matters, UBS, Deutsche Bank, Citi, each of their affiliates, subsidiaries or branches and each of them or their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person for providing the protections afforded to their clients or for providing advice in relation to the contents of this announcement or any other matter referred to herein.